AVINO SILVER & GOLD MINES LTD.
Balance Sheet
(Unaudited - Prepared by Management)

ASSETS
	April 30, 2004	January 31, 2004
	$	$
Current assets
Cash	3,142,496	2,832,457
Accounts receivable and prepaid expense	30,659	31,988
Due from related parties	2,883	2,884
	1,176,038	2,867,329
Mineral property (Note 3)	279,138	224,101
Property, plant and equipment	3,731	4,033
Investment in Mexican affiliate	1	1
Investment in related companies	427,084	427,084
	3,885,991	3,522,548
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	130,951	45,482
Due to related parties (Note 5c)	269,702	260,228
	420,653	305,710
SHAREHOLDERS’ EQUITY
Capital stock (Note 3)	16,988,270	16,574,340
Contributed surplus	184,967	184,967
Treasury shares	(101,869)	(101,869)
Deficit	(13,606,030)	(13,440,600)

	3,885,991	3,522,548

On Behalf of the Board

Signed:

“Louis Wolfin”
_____________________Director

“David Wolfin”
_____________________Director

AVINO SILVER & GOLD MINES LTD.
Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	April 30, 3 Months
	2004	2003
	$	$

Expenses:
Administration fees	2,260	-
Amortization	302	-
Audit and accounting fees	-	4,250
Auto expense	3,436	2,710
Consulting fees	3,322	2,000
Shareholder communications and investor relations	4,327	1,612
Legal fees	5,370	-
Listing and filing fees	4,125	3,350
Management fees	15,000	7,500
Miscellaneous property investigation	-	2,943
Office and administration	14,946	4,741
Salaries and benefits	14,463	6,037
Transfer agent	3,276	1,488
Travel and accommodation	20,765	-
	(91,591)	(37,230)
Less: interest income	12,572	64

Loss before other items	(79,019)	(37,166)
Due diligence of Cia Minera	(86,411)	-
Loss for the period	(165,430)	(37,166)
Deficit, beginning of period	(13,440,600)	(12,995,009)
Deficit, end of period	(13,606,030)	(13,032,175)
Loss per share	$(0.02)	$(0.01)

AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows
(Unaudited - Prepared by Management)

	3 Months October 31
	2004	2003
	$	$
CASH PROVIDED BY (USED IN)
Operating Activities:
Loss for the period	(165,430)	(36,486)
Items not requiring Cash:
Foreign exchange	-	(23,019)
Amortization	302
Interest expense on debentures	-	26,180
	(165,128)	(33,325)
Changes in non-cash working capital Items:
Amounts receivable and prepaid expense	1,330	1,094
Due to/from related parties	9,474	19,775
Accounts payable and accrued Liabilities	105,470	13,745
	(48,854)	1,289
Financing activities:
Issue of capital stock for cash	407,580	-
Share subscriptions	6,350
	413,930
Investing Activities:
Mineral property interests	(55,037)	2,775
Purchase of computer equipment	-
	(55,037)	2,775

Increase (decrease) in cash	310,039	(1,486)
Cash, beginning of period	832,457	1,317
Cash, end of period	1,142,496	(169)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
April 30, 2004

1. Basis of Presentation

These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2004.

2.  Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. Share Capital

a) Authorized 100,000,000 common shares without par value

b)	Issued:

	Number of shares	Amount
Balance, beginning of period	9,869,775	$16,574,340
Issued during the period:
for cash	628,500	413,930
Balance, end of period	10,498,275	$16,988,270

d) During the period 137,000 options were exercised at price ranging from $0.58 to    $1.20 per share;

e) During the period 491,500 warrants were exercised at a price of $0.52 per    share.

4. Mineral Property Interest

(a)	Mineral properties is recorded as follows:

Balance, January 31, 2004		$224,101
Expenditures in the period:
Olympic-Kelvin Property
Drilling	$37,341
Geological	17,486
Other	210	$55,037

Balance, April 30, 2004		$279,138

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
April 30, 2004

5  Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$26,818 to a private company controlled by two directors of the Company for administrative expenses;

ii)  $15,000 to a private company controlled by a Director for Management fees.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
April 30, 2004

5. Related Party Transactions, continued

b) Due from related parties comprise $160,316 due from companies with common
Director’s for exploration expenses.

c) Due to related parties consist of

i)	$257,171 due to a private company controlled by two directors as disclosed in 4.a)i) above;

ii)	$61,029 due to a private company controlled by a Director for Management fees;

iii)	$52,500 due to a Director of the company for a cash loan made to the Company.